[Rich Uncles Real Estate Investment Trust I LETTERHEAD]

3090 Bristol Street, Suite 550

Costa Mesa, CA 92626

March 6, 2018

VIA EDGAR

Mr. Robert F. Telewicz, Jr.

Branch Chief, Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rich Uncles Real Estate Investment Trust I

Form 10-K for the fiscal year ended December 31, 2016

Filed July 14, 2017

File No. 000-55623

Dear Mr. Telewicz:

This letter sets forth the response of Rich Uncles Real Estate Investment Trust (the “Company”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 22, 2017 (the “Comment Letter”), regarding the above-referenced filing with the Commission. For the convenience of the Staff, the Staff’s comment is restated in italics prior to the response to such comment.

Form 10-K for the year ended December 31, 2016

General

1.	Please tell us how you evaluated the financial statement requirements for your acquisition of the Sutter property on March 15, 2017. Refer to Rule 8-06 of Regulation S-X.

Response: The Company advises the Staff that it acquired a property on March 15, 2017 (an office building in Rancho Cordova). In connection with the acquisition, the Company assumed a triple-net lease with Sutter Health with respect to the property. The property was acquired at a purchase price of $27 million, with concurrent mortgage financing of $14.85 million. The Company filed a Form 8-K (Item 2.01) with the Commission on March 21, 2017 to report completion of the acquisition. This acquisition represented approximately 22.7% of the Company’s total assets as of the most recent December 31, 2016 balance sheet date prior to the acquisition and approximately 19.0% of the Company’s total assets as of its acquisition date. At the time of the acquisition, the Company had terminated its offering and was no longer in a distribution period.

Mr. Robert F. Telewicz, Jr., March 6, 2018

In lieu of financial statements of the property pursuant to Rule 8-06 of Regulation S-X, Sections 2305.2 and 2340 of the Staff’s Financial Reporting Manual (“FRM”) generally require a registrant who has acquired a property subject to a triple net lease to provide full audited financial statements of the lessee or guarantor for the periods required by Rules 8-02 and 8-03 of Regulation S-X, if the acquisition results in a “significant” asset concentration. In FRM Section 2340, the Staff has indicated that “[a]n asset concentration is generally considered ‘significant’ if it exceeds 20% of the registrant’s assets as of its most recent balance sheet.”

Pursuant to the foregoing Staff guidance set forth in the FRM, based on the tenant’s asset concentration at the December 31, 2016 balance sheet date, the Company acknowledges that it was required to file audited financial statements of the tenant for the periods required by Rule 8-02 and 8-03 of Regulation S-X in the Form 8-K (Item 2.01) filed by the Company on March 21, 2017 or in an amendment to the Form 8-K filed on or before May 31, 2017. The Company advises the Staff that the audited financial statements of the tenant are publicly available. (www.sutterhealth.org/pdf/financials/sutter-health-financials-2016.pdf). The Company intends to file an amendment to its Form 8-K (Item 2.01) to disclose that the audited financial statements of Sutter Health are publicly available and to reference the website location where such financial statements can be obtained.

At December 31, 2017, the total assets of the Sutter Health property represent 19.23% of the Company’s total assets. Accordingly, consistent with the Staff’s guidance in Section 2340 of the FRM, the Company is no longer required to present the audited financial statements of Sutter Health in the Company’s ongoing filings with the Commission, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2017.

We appreciate the Staff’s comment and request that the Staff contact the undersigned at (949) 662-1097 with any questions or comments regarding this letter.

Very truly yours,

/s/ John H. Davis

John H. Davis
Chief Financial Officer

Mr. Robert F. Telewicz, Jr., March 6, 2018

cc:	Harold Hofer – President and Chief Executive Officer

   Rich Uncles Real Estate Investment Trust I

Shelly A. Heyduk, Esq.

   O’Melveny & Myers LLP

Ahmed Hamdy

   Squar Milner LLP